Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two
Director Access Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Series I/R of Director Access and Director Choice Access]
Director Access Series II/IIR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Director Access Series II/IIR and Director Choice Access Series II/IIR]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One
Director Access Series I/IR
Director Access Series II/IIR

Supplement dated June 25, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.85%*
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.68%
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%

HV-8284